UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

Image Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

452439201
(CUSIP Number)

January 8, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452439201

1	NAME OF REPORTING PERSON Portside Growth and Opportunity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,878,2151
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 9,878,2151
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,878,2151
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%2
12	TYPE OF REPORTING PERSON CO

1 Includes 8,018,868 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.
2 See Item 4(b).

CUSIP NO. 452439201

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,878,2151
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 9,878,2151
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,878,2151
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%2
12	TYPE OF REPORTING PERSON OO

1 Includes 8,018,868 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.
2 See Item 4(b).

CUSIP NO. 452439201

1	NAME OF REPORTING PERSON Cowen Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,878,2151
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 9,878,2151
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,878,2151
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%2
12	TYPE OF REPORTING PERSON CO

1 Includes 8,018,868 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.
2 See Item 4(b).

CUSIP NO. 452439201

1	NAME OF REPORTING PERSON RCG Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,878,2151
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 9,878,2151
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,878,2151
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%2
12	TYPE OF REPORTING PERSON OO

1 Includes 8,018,868 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.
2 See Item 4(b).

CUSIP NO. 452439201

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,878,2151
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 9,878,2151
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,878,2151
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%2
12	TYPE OF REPORTING PERSON OO

1 Includes 8,018,868 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.
2 See Item 4(b).

CUSIP NO. 452439201

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,878,2151
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,878,2151
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,878,2151
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%2
12	TYPE OF REPORTING PERSON IN

1 Includes 8,018,868 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.
2 See Item 4(b).

CUSIP NO. 452439201

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,878,2151
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,878,2151
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,878,2151
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%2
12	TYPE OF REPORTING PERSON IN

1 Includes 8,018,868 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.
2 See Item 4(b).

CUSIP NO. 452439201

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,878,2151
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,878,2151
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,878,2151
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%2
12	TYPE OF REPORTING PERSON IN

1 Includes 8,018,868 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.
2 See Item 4(b).

CUSIP NO. 452439201

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,878,2151
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,878,2151
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,878,2151
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%2
12	TYPE OF REPORTING PERSON IN

1 Includes 8,018,868 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.
2 See Item 4(b).

CUSIP NO. 452439201

Item 1(a).	Name of Issuer:

Image Entertainment, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

20525 Nordhoff Street
Suite 200
Chatsworth, California 91311

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Portside Growth and Opportunity Fund (“Portside”)
c/o Citco Fund Services (Cayman Islands) Limited
Regatta Office Park
Windward 1, 2nd Floor
PO Box 31106, Grand Cayman KY1-1205
Cayman Islands
Citizenship: Cayman Islands

Ramius LLC (“Ramius”)
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

Cowen Group, Inc. (“Cowen”)
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

RCG Holdings LLC (“RCG Holdings”)
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

C4S & Co., L.L.C. (“C4S”)
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

Peter A. Cohen (“Mr. Cohen”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

CUSIP NO. 452439201

Morgan B. Stark (“Mr. Stark”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Thomas W. Strauss (“Mr. Strauss”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Jeffrey M. Solomon (“Mr. Solomon”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

452439201

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

CUSIP NO. 452439201

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the date hereof, Portside may be deemed to beneficially own 9,878,215 shares of Common Stock, including 8,018,868 shares of Common Stock issuable upon the exercise of certain warrants.

The warrants are exercisable for an aggregate of 8,018,868 shares of Common Stock at an exercise price of $0.53 per share.  The warrants may not be exercised to the extent that after giving effect to such exercise, the Reporting Persons would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Ramius, as the investment advisor of Portside, may be deemed to beneficially own the 9,878,215 shares of Common Stock beneficially owned by Portside, including 8,018,868 shares of Common Stock issuable upon the exercise of certain warrants.

Cowen, as the sole member of Ramius, may be deemed to beneficially own the 9,878,215 shares of Common Stock beneficially owned by Portside, including 8,018,868 shares of Common Stock issuable upon the exercise of certain warrants.

RCG Holdings, as a significant shareholder of Cowen, may be deemed to beneficially own the 9,878,215 shares of Common Stock beneficially owned by Portside, including 8,018,868 shares of Common Stock issuable upon the exercise of certain warrants.

C4S, as the managing member of RCG Holdings, may be deemed to beneficially own the 9,878,215 shares of Common Stock beneficially owned by Portside, including 8,018,868 shares of Common Stock issuable upon the exercise of certain warrants.

Messrs. Cohen, Stark, Strauss and Solomon, as the sole managing members of C4S, may be deemed to beneficially own the 9,878,215 shares of Common Stock beneficially owned by Portside, including 8,018,868 shares of Common Stock issuable upon the exercise of certain warrants.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  In addition, each of Ramius, C4S and Messrs. Cohen, Stark, Strauss and Solomon disclaims beneficial ownership of the shares beneficially owned by Portside and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

CUSIP NO. 452439201

(b)	Percent of class:

Based on 25,355,718 shares of Common Stock outstanding as of January 8, 2010, which is the total number of shares of Common Stock outstanding as disclosed in the Exchange Agreement, dated as of January 8, 2010, between the Issuer and Portside.  As of the date hereof, each of Portside, Ramius, Cowen, RCG Holdings, C4S and Messrs. Cohen, Stark, Strauss and Solomon may be deemed to beneficially own approximately 7.3% of the outstanding shares of Common Stock.

The warrants may not be exercised to the extent that after giving effect to such exercise, the Reporting Persons would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP NO. 452439201

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 452439201

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2010

PORTSIDE GROWTH AND OPPORTUNITY FUND		RAMIUS LLC
By:	Ramius LLC,	By:	Cowen Group, Inc.,
	its investment advisor		its sole member

RCG HOLDINGS LLC		COWEN GROUP, INC.
By:	C4S & Co., L.L.C.,
	its managing member	C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss